LATHAM & WATKINS LLP

September 18, 2012

VIA EDGAR CORRESPONDENCE

Ms. Vanessa Robertson

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

12636 High Bluff Drive, Suite 400
San Diego, California 92130-2071
Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com
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Re:	Santarus, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 5, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 7, 2012

File No. 000-50651

Dear Ms. Robertson:

On behalf of Santarus, Inc. (the “Company”), we are responding to your letter dated September 13, 2012 regarding the review of the above-referenced filings. Pursuant to our discussions, on behalf of the Company, we hereby confirm our expectation that, on or before October 12, 2012, the Company will provide the Staff of the Division of Corporate Finance with the Company’s response to the Staff’s comments.

If you have any questions or comments with regard to this response or other matters, please call the undersigned at (858) 523-5435.

Very truly yours,

/s/ Cheston Larson
Cheston Larson of LATHAM & WATKINS LLP

cc:	Gerald Proehl, Santarus, Inc.

Carey J. Fox, Esq., Santarus, Inc.

Patricia M. Klassen, Esq., Santarus, Inc.